MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2018 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 22, 2019 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, San Martin Silver Mine, La Parrilla Silver Mine, and the Del Toro Silver Mine.

In August 2018, the Company placed the La Guitarra Silver Mine under care and maintenance and is currently reviewing strategic options including the potential sale of the operation.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2018 Annual Report	Page 3

2018 ANNUAL HIGHLIGHTS

Key Performance Metrics	2018	2017	2016	Change '18 vs '17
Operational
Ore Processed / Tonnes Milled	3,375,452	2,981,506	3,270,162	13%
Silver Ounces Produced	11,679,452	9,749,591	11,853,438	20%
Silver Equivalent Ounces Produced	22,243,071	16,207,905	18,669,800	37%
Cash Costs per Ounce (1)	$6.98	$7.04	$5.92	(1%)
All-in Sustaining Cost per Ounce (1)	$14.95	$13.82	$10.79	8%
Total Production Cost per Tonne (1)	$60.71	$50.12	$43.22	21%
Average Realized Silver Price per Ounce (1)	$15.53	$17.12	$17.16	(9%)

Financial (in $millions)
Revenues	$300.9	$252.3	$278.1	19%
Mine Operating (Loss) Earnings (2)	($11.9)	$16.0	$49.2	(174%)
Impairment of non-current assets	($199.7)	($65.5)	$—	(205%)
(Loss) Earnings before Income Taxes	($263.0)	($75.3)	$25.5	(249%)
Net (Loss) Earnings	($204.2)	($53.3)	$8.6	(283%)
Operating Cash Flows before Working Capital and Taxes (2)	$61.6	$81.0	$107.3	(24%)
Cash and Cash Equivalents	$57.0	$118.1	$129.0	(52%)
Working Capital (1)	$108.1	$116.3	$130.6	(7%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($1.11)	($0.32)	$0.05	(247%)
Adjusted EPS (1)	($0.21)	($0.04)	$0.12	(427%)
Cash Flow per Share (1)	$0.34	$0.49	$0.67	(32%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 38 to 45 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 45.

First Majestic Silver Corp. 2018 Annual Report	Page 4

Acquisition of Primero

On May 10, 2018, First Majestic completed the acquisition of Primero Mining Corp. ("Primero") and its world-class San Dimas Silver / Gold Mine in Mexico to create one of the largest publicly traded silver companies in the world.

The 100%-owned San Dimas mine in Durango, Mexico, is a premier low-cost asset with more than 100 years of mine production history with more than 120 epithermal veins identified with exploration potential and over 76 million silver equivalent ounces in Proven and Probable Reserves and 248 million silver equivalent ounces in Measured, Indicated and Inferred Resources.

Together with First Majestic's five other operating mines in Mexico, the acquisition significantly expands the Company's projected annual silver equivalent production to 24.7 to 27.5 million silver equivalent ounces in 2019:
* See "2019 Production Outlook and Cost" section on page 10 for detail breakdown.

Transaction Detail

On May 10, 2018, the Company acquired all of the issued and outstanding common shares of Primero for a total consideration of $187.0 million by issuing a total of 27,333,184 common shares of First Majestic, including 6,418,594 common shares to Primero shareholders and 20,914,590 common shares to Wheaton Precious Metals Corp. ("WPM").

In connection with the plan of arrangement, the Company restructured its pre-existing silver purchase agreement with WPM. Pursuant to the New Stream Agreement, WPM is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of US$600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the agreement ("New Stream Agreement"). The New Stream Agreement provides for a number of value creation opportunities with alignment between silver and gold production and increased post-stream cash flow at San Dimas. In addition, the maturity date of Primero’s $75 million 2020 convertible debentures (the "Primero Debentures") was accelerated to May 11, 2018 and was paid in full.

To fund the repayment of the Primero Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company successfully raised and has committed cash through the following debt financing arrangements:

•
Issuance of $156.5 million five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company's closing share price on the day before the announcement and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used

First Majestic Silver Corp. 2018 Annual Report	Page 5

primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•
Entered into a new $75.0 million three-year revolving credit facility with a syndicate of lenders, led by Scotiabank, which bears an interest rate of LIBOR plus a range from 2.25% to 3.50% and a standby fee from 0.56% to 0.88% for the undrawn portion of the revolving credit facility, depending on certain financial parameters of the Company.

Operational Highlights

Annual Production Summary	San Dimas(1)	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452
Silver Ounces Produced	3,621,868	2,223,246	1,603,740	1,746,139	1,340,385	785,154	358,919	11,679,452
Silver Equivalent Ounces Produced	8,051,605	6,014,687	1,610,895	2,169,338	2,323,056	1,432,312	641,179	22,243,071
Cash Costs per Ounce	$0.11	$0.50	$18.80	$9.42	$12.83	$17.10	$9.79	$6.98
All-in Sustaining Cost per Ounce	$5.92	$4.54	$23.82	$12.28	$19.57	$27.49	$16.13	$14.95
Total Production Cost per Tonne	$117.46	$57.01	$32.28	$77.66	$51.88	$70.20	$81.91	$60.71
1) San Dimas production was from the period May of 10, 2018 to December 31, 2018.

•
Record Annual Silver Equivalent Production: Total production in 2018 reached an annual record of 22,243,071 silver equivalent ounces, representing an increase of 37% compared to the previous year and near the top end of the Company's guidance of 20.5 to 22.6 million silver equivalent ounces. The increase in production was primarily attributed to the addition of the San Dimas mine, which contributed 8,051,605 silver equivalent ounces of production since being acquired on May 10, 2018.

•
Purest Silver Production: Production in 2018 comprised of 11,679,452 ounces of silver, 111,084 ounces of gold, 16,135,438 pounds of lead and 5,695,657 pounds of zinc. With the addition of San Dimas, First Majestic continues to be one of the purest silver producers with silver accounting for 57% of the Company's 2018 consolidated revenue while gold accounted for 36%.

•
Cash cost per ounce: Cash cost per ounce in the year was $6.98, a decrease of $0.06 per ounce compared to the previous year and below the range of the Company's 2018 guidance of $7.18 to $7.75 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of San Dimas, which had a cash cost of $0.11 per ounce, partially offset by $2.1 million in severance costs incurred during the year as part of the Company's cost reduction initiative and staff level optimization as well as increase in energy costs due to a 30% rate hike by Mexico's Federal Electricity Commission and higher diesel costs.

•
Annual all-in sustaining cost ("AISC"): AISC per ounce in 2018 was $14.95, an increase of $1.13 per ounce compared to the previous year and within the annual guidance of $14.53 to $15.83 per ounce. The increase in AISC per ounce was attributed to higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

Financial Highlights

•
Healthy cash position and liquidity: Cash and cash equivalents at December 31, 2018 was $57.0 million compared to $118.1 million at the end of the previous year while working capital remained healthy at $108.1 million compared to $116.3 million. The decrease in cash and cash equivalents was primarily attributed to movements in working capital items in relation to the Primero acquisition, including a $6.4 million decrease in trade and other payables as First Majestic began paying down overdue liabilities assumed from the Primero acquisition and a $17.2 million increase in value added taxes receivable as a result of delays in recovery from the Mexican tax authority, the Servicio de Administracion Tributaria ("SAT"), as Primero was 18 months behind on its filings when First Majestic acquired the San Dimas mine. Since acquisition, the Company has accelerated its filings and, as at December 31, 2018, recovered $4.5 million of the outstanding amount. The Company continues to be supplying additional information requested by the SAT as part of the review process and the Company expects the amounts outstanding to be refunded.

•
Record revenue: Despite a 9% decrease in average silver price in 2018, the Company generated revenues of $300.9 million compared to $252.3 million in 2017, an increase of 19% primarily due a 37% increase in production. With the expanded production from San Dimas, the Company is well positioned to further realize increased revenue with further metal prices appreciation.

First Majestic Silver Corp. 2018 Annual Report	Page 6

•
Mine operating earnings: During the year, the Company recognized a mine operating loss of $11.9 million compared to mine operating earnings of $16.0 million in 2017. Mine operating loss in the year was attributed to taking a $7.5 million inventory loss due to the bankruptcy of Republic Metals Refining Corp. ("Republic"), one of three refineries used by the Company. At the time of the Chapter 11 announcement, the Company had approximately 758,000 silver equivalent ounces of inventory that were in Republic's possession for refining. The Company has been pursuing legal and insurance channels to recover this inventory, but there is no assurance that some or any this inventory is recoverable. As a result, the Company has written off the cost of these inventories to cost of sales. The decrease in mine operating earnings was also affected by tighter margins as a result of an average of 9% decrease in silver price, higher production costs attributed to increases in energy costs, and $2.1 million in severance costs incurred during the year as part of the Company's staff reduction initiative.

•
Impairment on non-current assets: During the year ended December 31, 2018, the Company recognized a total impairment charge of $199.7 million, or $151.1 million net of tax. Due to a reduction in estimated Reserves and Resources as a result of a decline in long-term metal price forecasts, a decrease of investment, and increase in operating costs, the Company was required to record an impairment charge of $111.8 million and $56.3 million on its two Concentrate producing mines, La Parrilla and Del Toro, respectively. In addition, the Company recognized an impairment charge of $31.7 million on La Guitarra in the second quarter as a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018.

•
Net loss: The Company recognized a net loss of $204.2 million (loss per share of $1.11) in 2018 compared to net loss of $53.3 million (loss per share of $0.32) in 2017 primarily due to the impairment on non-current assets.

•
Adjusted net loss: Adjusted net loss (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the year ended December 31, 2018 was a loss of $38.7 million ($0.21 per share), compared to a loss of $6.2 million ($0.04 per share) in 2017.

•
Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $61.6 million ($0.34 per share) compared to $81.0 million ($0.49 per share) in 2017. The decrease was attributed to the decrease in mine operating earnings.

First Majestic Silver Corp. 2018 Annual Report	Page 7

2018 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2018-Q4	2018-Q3	Change Q4 vs Q3	2017-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	850,272	864,056	(2%)	736,684	15%
Silver Ounces Produced	3,250,816	3,505,344	(7%)	2,337,463	39%
Silver Equivalent Ounces Produced	6,485,761	6,740,315	(4%)	4,065,337	60%
Cash Costs per Ounce (1)	$6.06	$6.85	(12%)	$6.76	(10%)
All-in Sustaining Cost per Ounce (1)	$12.83	$15.12	(15%)	$14.13	(9%)
Total Production Cost per Tonne (1)	$65.31	$68.87	(5%)	$50.81	29%
Average Realized Silver Price per Ounce (1)	$14.47	$14.66	(1%)	$16.61	(13%)

Financial (in $millions)
Revenues	$74.1	$88.5	(16%)	$61.2	21%
Mine Operating (Loss) Earnings	($9.0)	($0.1)	(6,083%)	$1.4	(744%)
Impairment of non-current assets	($168.0)	$—	(100%)	($65.5)	(157%)
Net (Loss) Earnings	($164.4)	$5.9	(2,885%)	($56.1)	(193%)
Operating Cash Flows before Working Capital and Taxes	$11.0	$20.7	(47%)	$18.7	(41%)
Cash and Cash Equivalents	$57.0	$72.4	(21%)	$118.1	(52%)
Working Capital (1)	$108.1	$127.8	(15%)	$116.3	(7%)

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.85)	$0.03	(2,884%)	($0.34)	(151%)
Adjusted EPS (1)	($0.05)	($0.03)	(81%)	($0.04)	(47%)
Cash Flow per Share (1)	$0.06	$0.11	(47%)	$0.11	(50%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 38 to 45 for a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	172,641	221,945	206,812	66,924	125,751	56,200	850,272
Silver Ounces Produced	1,367,028	567,754	449,632	404,523	312,144	149,734	3,250,816
Silver Equivalent Ounces Produced	3,127,871	1,587,396	451,244	511,911	563,703	243,637	6,485,761
Cash Costs per Ounce	$0.58	($1.06)	$15.60	$10.40	$13.80	$27.69	$6.06
All-in Sustaining Cost per Ounce	$5.35	$2.18	$18.70	$13.60	$21.18	$37.83	$12.83
Total Production Cost per Tonne	$113.66	$54.55	$33.20	$83.27	$52.47	$84.67	$65.31

Operational Highlights

•
Total ore processed during the quarter at the Company's silver mines amounted to 850,272 tonnes, representing a 2% decrease compared to the previous quarter. The slight decrease in tonnes processed compared to the prior quarter was primarily due to placing the La Guitarra mine in care and maintenance on August 3, 2018.

•
Total silver equivalents production decreased by 4% to 6,485,761 ounces and silver production decreased 7% to 3,250,816 ounces compared to the previous quarter. The decrease in production was primarily due to a 5% decrease in consolidated silver grade and 2% decrease in tonnes milled.

•	Total production consisted of 3.3 million ounces of silver, 34,487 ounces of gold, 3.3 million pounds of lead and 1.4 million pounds of zinc.

First Majestic Silver Corp. 2018 Annual Report	Page 8

•
Cash cost per ounce in the quarter was $6.06, a decrease of 12% or $0.79 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily attributed to an increase in by-product credits which was partially offset by a $1.0 million in severance costs incurred during the quarter as part of the Company's cost reduction initiative.

•
All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $12.83, a decrease of 15% or $2.29 per ounce compared to the previous quarter, primarily attributed to lower sustaining capital expenditures as the Company wound down its development and exploration projects near the end of the year after completing respective budget programs.

Financial

•
Generated revenues of $74.1 million in the quarter, an increase of 21% compared to $61.2 million in the fourth quarter of 2017 primarily due to a 40% increase in silver equivalent ounces sold, partially offset by a 13% decrease in average realized silver price compared to the same quarter of the prior year.

•
The Company recognized a mine operating loss of $9.0 million compared to mine operating earnings of $1.4 million in the fourth quarter of 2017. Mine operating loss in the quarter was attributed to recognizing a $7.5 million inventory loss due to the bankruptcy of Republic, one of three refineries used by the Company. At the time of the Chapter 11 announcement, the Company had approximately 758,000 silver equivalent ounces of inventory that were in Republic's possession for refining. The Company has been pursuing legal and insurance channels to recover the value of this inventory, but there is no assurance that any or all of this inventory value is recoverable. As a result, the Company has written off the cost of these inventories to cost of sales. The decrease in mine operating earnings was also affected by tighter margins as a result of a 13% decrease in average silver price and $1.0 million in severance costs incurred during the quarter as part of the Company's staff reduction initiative.

•
Despite the addition of San Dimas, which contributed $4.6 million in mine operating earnings from the fourth quarter of production, mine operating earnings were lower compared to the same quarter of the previous year due to a decline in production from La Parrilla, La Encantada, Del Toro and La Guitarra, relative to the previous year.

•
During the fourth quarter, the Company recognized a total impairment charge of $168.0 million, or $130.6 million net of tax, as a result of an impairment charge on the La Parrilla and Del Toro mine due to decrease in estimated Reserves and Resources amidst a decline in metal prices and increased operating costs.

•
The Company generated a net loss of $164.4 million (EPS of $(0.85)) compared to $56.1 million (EPS of $(0.34)) in the fourth quarter of 2017. Adjusted net loss for the quarter was $10.5 million (adjusted loss per share of $0.05), after excluding non-cash and non-recurring items including impairment of non-current assets, deferred income tax recovery, share-based payments, loss from marketable securities and acquisition costs (see "Adjusted EPS" on page 44).

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $11.0 million ($0.06 per share) compared to $18.7 million ($0.11 per share) in the fourth quarter of 2017.

First Majestic Silver Corp. 2018 Annual Report	Page 9

2019 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2019. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company anticipates 2019 silver production will range between 14.2 to 15.8 million ounces with total silver equivalent production (including gold, lead and zinc by-products) between 24.7 to 27.5 million silver equivalent ounces. Based on the midpoint of the guidance range, the Company expects a 28% increase in silver production and an 18% increase in total production when compared to 2018. The increases are primarily due to consolidating a full year of production from San Dimas, as well as the start-up of the new roasting circuit at La Encantada but partially offset by lower production at Del Toro and La Parrilla.

A mine-by-mine breakdown of the 2019 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $15.00/oz, gold: $1,250/oz, lead: $1.00/lb, zinc: $1.10/lb, MXN:USD 19:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	5.5 - 6.1	11.9 - 13.2	0.89 - 1.81	7.58 - 9.27
Santa Elena	2.3 - 2.6	5.2 - 5.8	5.33 - 6.59	8.99 - 10.66
La Encantada	3.2 - 3.6	3.2 - 3.6	12.41 - 13.22	13.87 - 14.85
San Martin	1.9 - 2.1	2.2 - 2.4	9.81 - 10.60	12.39 - 13.47
La Parrilla	0.9 - 1.0	1.6 - 1.8	9.97 - 11.14	14.76 - 16.49
Del Toro	0.4 - 0.4	0.6 - 0.7	17.43 - 19.51	23.87 - 26.69
Consolidated	14.2 - 15.8	24.7 - 27.5	$6.39 - $7.37	$12.55 - $14.23

*Consolidated AISC includes corporate general & administrative cost estimates and non-cash costs of $1.84 to $2.05 per payable silver ounce.

The Company is projecting its 2019 AISC, as defined by the World Gold Council, to be within a range of $12.55 to $14.23 on a per consolidated payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2019 AISC to be within a range of $11.97 to $13.59 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation (1)	FY 2019 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	6.39 - 7.37
General and Administrative Costs	1.26 - 1.40
Sustaining Development Costs	2.41 - 2.69
Sustaining Property, Plant and Equipment Costs	1.39 - 1.55
Sustaining Exploration Costs	0.06 - 0.07
Profit Sharing	0.46 - 0.51
Share-based Payments (non-cash)	0.48 - 0.54
Accretion of Reclamation Costs (non-cash)	0.09 - 0.11
All-In Sustaining Costs: (WGC definition)	$12.55 - $14.23
All-In Sustaining Costs: (WGC excluding non-cash items)	$11.97 - $13.59

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.11 per ounce.

In 2019, the Company plans to invest a total of $137.4 million on capital expenditures consisting of $61.1 million of sustaining investments and $76.3 million of expansionary projects. This represents a 20% increase in capital expenditures compared to

First Majestic Silver Corp. 2018 Annual Report	Page 10

the revised 2018 capital budget, and is aligned with the Company’s future growth strategy. The Company plans to develop additional mine production at each of the Company’s operations, invest in high-intensity grinding and microbubble technologies, in addition to expanding exploration work at the Ermitaño West project in order to advance that project towards a production decision.

The 2019 annual budget includes total capital investments of $64.5 million on underground development, $23.8 million towards property, plant and equipment, $26.2 million on exploration and $22.9 million towards automation and efficiency projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company is planning to complete a total of 64,610 metres of underground development in 2019, representing a 5% decrease compared to 2018. In addition, the Company is planning to complete a total of 188,000 metres of exploration drilling in 2019, representing a 12% decrease compared to 2018.

First Majestic Silver Corp. 2018 Annual Report	Page 11

SAFETY, ENVIRONMENT AND SOCIAL MANAGEMENT

First Majestic is committed to continuously enhancing its sustainability practices. We use safety, environmental and social management systems and standards based on international best practices and the principle of risk management, identification of opportunities and continual improvement:

Health & Safety

2018 Highlights

•	Achieved a 18% reduction of the Total Reportable Injury Frequency Rate (TRIFR) and a 21% reduction of the Lost Time Injury Rate (LTIR);

•	Completed the standardization of Health and Safety Management System procedures across all operations;

•
Safety Fairs organized by our mines attracted over 5,000 attendees and engaged employees and their families, local community residents, schools, and local authorities on Health, Safety, Environment, and responsible mining practices;

•	The Del Toro mine received the second-highest level Occupational Health and Safety certification (Certificación Empresa Segura) from the Mexico Ministry of Labour and Social Welfare.
2019 Goals

•	Deploy a new Crisis Management Protocol across the Company;

•	Implement a safety leadership training program under the standard known as Visible Felt Leadership.

Environment

2018 Highlights

•	Reduced higher severity incidents by 40% over 2017 results;

•	The Del Toro mine achieved re-certification of the Clean Industry Certification (Certificación de Industria Limpia);

•	Completed commissioning of the tailings filtration system at the San Martin mine, reaching our target of 85% water reuse at the plant facility;

•	Advanced conservation work with the Environmental Management Unit (Unidad de Manejo Ambiental de Conservación de Biodiversidad) on our Cielo Norteño property at the La Encantada Mine.
2019 Goals

•	Continue to reduce the incidence of moderate or higher environmental incidents;

•	Review bonus calculation structure to optimize the use of our environmental management system.

Social

2018 Highlights

•
Continued the development and implementation of our Social Management System standards and procedures for stakeholder engagement and communication, risk management, grievance mechanism, local employment and procurement, and land access;

•	Established partnerships for key community infrastructure projects for water and sanitation systems funded by the Mexico Mining Tax Fund (Fondo Minero);

•	The La Parrilla mine and San Dimas mine were awarded the Corporate Social Responsibility award (Distintivo ESR) for the 11th and 8th consecutive year, respectively;

•	Implemented a participatory water monitoring program with local communities at the La Guitarra mine.
2019 Goals

•	Initiate a Sustainability Reporting process using the Global Reporting Initiative (GRI) Standards;

•	Implement the Local Content pilot program to support local participation in our workforce and supply chain.

First Majestic Silver Corp. 2018 Annual Report	Page 12

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2018				2017
PRODUCTION HIGHLIGHTS	Q4	Q3(2)	Q2(1)	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
San Dimas	172,641	176,884	85,765	—	—	—	—	—
Santa Elena	221,945	225,873	228,054	223,498	232,575	232,662	232,451	230,050
La Encantada	206,812	196,030	237,862	276,191	198,845	212,092	148,039	266,510
San Martin	66,924	67,926	74,431	75,374	72,503	69,113	67,073	69,563
La Parrilla	125,751	117,130	123,642	125,114	138,124	132,389	132,880	140,592
Del Toro	56,200	65,323	65,879	79,769	56,753	60,501	81,843	79,108
La Guitarra	—	14,891	35,715	29,829	37,885	23,896	29,547	36,514
Consolidated	850,272	864,056	851,349	809,775	736,684	730,652	691,833	822,336
Silver equivalent ounces produced
San Dimas	3,127,871	3,225,352	1,698,382	—	—	—	—	—
Santa Elena	1,587,396	1,475,635	1,407,880	1,543,776	1,653,941	1,503,376	1,399,940	1,369,875
La Encantada	451,244	379,773	327,458	452,420	489,071	610,307	375,563	708,959
San Martin	511,911	557,746	524,843	574,838	617,879	604,686	577,598	522,672
La Parrilla	563,703	537,986	605,826	615,541	643,799	612,116	593,852	667,431
Del Toro	243,637	427,218	323,714	437,743	369,992	472,804	712,714	682,219
La Guitarra	—	136,605	249,214	255,359	290,654	182,986	229,276	316,195
Consolidated	6,485,761	6,740,315	5,137,318	3,879,678	4,065,336	3,986,274	3,888,944	4,267,350
Silver ounces produced
San Dimas	1,367,028	1,445,918	808,923	—	—	—	—	—
Santa Elena	567,754	598,693	535,015	521,784	582,789	560,054	557,914	581,425
La Encantada	449,632	378,983	325,603	449,522	486,514	609,138	374,901	707,479
San Martin	404,523	438,061	419,815	483,740	514,678	471,893	425,645	410,082
La Parrilla	312,144	330,047	360,862	337,332	401,090	424,358	425,060	479,875
Del Toro	149,734	231,350	167,591	236,478	185,695	233,015	365,323	340,958
La Guitarra	—	82,292	138,454	138,173	166,698	117,504	138,345	189,159
Consolidated	3,250,816	3,505,344	2,756,263	2,167,030	2,337,463	2,415,962	2,287,188	2,708,978
Cash cost per ounce
San Dimas	$0.58	($0.40)	$0.24	—	—	—	—	—
Santa Elena	($1.06)	$5.77	$1.39	($4.74)	($6.93)	($0.18)	$1.24	($0.12)
La Encantada	$15.60	$21.15	$23.05	$16.93	$15.23	$12.47	$13.59	$10.83
San Martin	$10.40	$9.78	$9.68	$8.04	$7.55	$7.11	$5.43	$6.42
La Parrilla	$13.80	$16.29	$10.42	$11.02	$11.21	$12.26	$11.15	$9.96
Del Toro	$27.69	$13.07	$18.01	$13.66	$12.53	$6.41	$3.99	$2.64
La Guitarra	$—	$6.99	$12.89	$7.97	$11.20	$19.02	$12.65	$6.36
Consolidated	$6.06	$6.85	$7.59	$7.83	$6.76	$8.15	$7.01	$6.31
All-in sustaining cost per ounce
San Dimas	$5.35	$6.74	$5.41	—	—	—	—	—
Santa Elena	$2.18	$9.03	$6.60	($0.17)	($2.01)	$3.08	$5.02	$2.95
La Encantada	$18.70	$27.25	$30.81	$20.97	$19.20	$14.98	$17.95	$12.07
San Martin	$13.60	$13.37	$12.49	$9.98	$9.73	$10.03	$7.53	$8.66
La Parrilla	$21.18	$23.34	$16.39	$17.66	$15.28	$18.85	$17.12	$13.86
Del Toro	$37.83	$24.48	$32.08	$20.61	$25.48	$12.92	$7.93	$7.95
La Guitarra	$—	$12.30	$18.11	$15.76	$17.77	$31.55	$19.51	$11.83
Consolidated	$12.83	$15.12	$16.43	$16.01	$14.13	$15.36	$14.17	$11.85
Production cost per tonne
San Dimas	$113.66	$105.91	$148.91	—	—	—	—	—
Santa Elena	$54.55	$63.15	$55.97	$54.31	$47.13	$55.65	$54.44	$52.90
La Encantada	$33.20	$40.20	$31.09	$27.00	$36.42	$34.77	$33.65	$27.92
San Martin	$83.27	$88.15	$72.77	$68.06	$73.14	$76.81	$69.37	$61.28
La Parrilla	$52.47	$58.18	$49.10	$48.12	$48.00	$50.75	$44.54	$43.22
Del Toro	$84.67	$73.50	$69.23	$58.12	$72.77	$71.80	$57.16	$51.58
La Guitarra	$—	$68.47	$83.68	$86.50	$83.61	$120.09	$93.49	$75.33
Consolidated	$65.31	$68.87	$61.04	$46.88	$50.81	$54.15	$51.53	$44.72
1) San Dimas production was from the period May 10, 2018 to June 30, 2018, or 52 days in the second quarter of 2018.
2) La Guitarra was placed on care and maintenance on August 3, 2018.

First Majestic Silver Corp. 2018 Annual Report	Page 13

Operating Results – Consolidated Operations

CONSOLIDATED	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Ore processed/tonnes milled	850,272	864,056	851,349	809,775	3,375,452	2,981,506	(2%)	13%
Average silver grade (g/t)	144	152	127	111	134	131	(5%)	2%
Average gold grade (g/t)	1.31	1.33	0.99	0.66	1.08	0.71	(2%)	52%
Average lead grade (g/t)	1.98	2.07	1.61	1.77	1.84	2.25	(4%)	(18%)
Average zinc grade (g/t)	0.95	0.73	0.61	0.69	0.73	0.50	30%	46%
Silver recovery (%)	83%	83%	79%	75%	80%	78%	0%	3%
Gold recovery (%)	96%	95%	94%	93%	95%	92%	1%	3%
Lead recovery (%)	58%	65%	64%	62%	62%	70%	(11%)	(11%)
Zinc recovery (%)	53%	51%	60%	57%	55%	50%	4%	10%

Production
Silver ounces produced	3,250,816	3,505,344	2,756,263	2,167,030	11,679,452	9,749,591	(7%)	20%
Gold ounces produced	34,487	35,260	25,449	15,887	111,084	62,991	(2%)	76%
Pounds of lead produced	3,294,360	4,443,290	3,949,410	4,448,378	16,135,438	24,522,803	(26%)	(34%)
Pounds of zinc produced	1,466,812	1,234,385	1,382,760	1,611,699	5,695,657	3,944,232	19%	44%
Total production - ounces silver equivalent	6,485,761	6,740,315	5,137,318	3,879,678	22,243,071	16,207,905	(4%)	37%

Cost
Cash cost per ounce	$6.06	$6.85	$7.59	$7.83	$6.98	$7.04	(12%)	(1%)
All-In sustaining costs per ounce	$12.83	$15.12	$16.43	$16.01	$14.95	$13.82	(15%)	8%
Total production cost per tonne	$65.31	$68.87	$61.04	$46.88	$60.71	$50.12	(5%)	21%

Underground development (m)	16,587	18,833	17,838	14,914	68,171	57,902	(12%)	18%
Diamond drilling (m)	32,532	60,439	73,899	44,827	211,695	156,540	(46%)	35%

Production

In 2018 the Company achieved a record production level of 22,243,071 silver equivalent ounces, an increase of 37% compared to the previous year. Silver production increased 20% to 11,679,452 ounces while gold production increased 76% to 111,084 ounces compared to 2017. Lead production for the year was 16,135,438 pounds, a decrease of 34% and zinc production was 5,695,657 pounds, an increase of 44% compared to the previous year. The increase in production was primarily attributed to the addition of the San Dimas mine, which contributed 8,051,605 silver equivalent ounces of production since being acquired on May 10, 2018.

Total ore processed increased 13% year over year to 3,375,452 tonnes while consolidated gold and silver recoveries improved to 80% and 95%, respectively.

In the fourth quarter, silver equivalent production decreased by 4% to 6,485,761 ounces and silver production decreased 7% to 3,250,816 ounces compared to the previous quarter. The decrease in production was primarily due to a 5% decrease in consolidated silver grade and 2% decrease in tonnes milled. Total production consisted of 3.3 million ounces of silver, 34,487 ounces of gold, 3.3 million pounds of lead and 1.4 million pounds of zinc. Typically production is lower in the fourth quarter due to Christmas holidays.

Total ore processed during the quarter amounted to 850,272 tonnes, representing a 2% decrease compared to the previous quarter. The decease in tonnes compared to the prior quarter was primarily due to a 14% decrease in tonnes processed at Del Toro, offset by a 7% increase in throughput processed at La Parrilla and a 6% increase at La Encantada.

Consolidated silver grades in the quarter averaged 144 g/t compared to 152 g/t in the previous quarter. This 5% decrease was primarily the result of lower grades at La Parrilla. Consolidated gold grades were relatively consistent in the quarter averaging 1.31 g/t compared to 1.33 g/t in the prior quarter.

Consolidated silver and gold recoveries averaged 83% and 96%, respectively, in the fourth quarter of 2018 and consistent with the previous quarter. The Company continues to expect further improvements in recoveries associated with the installation of the microbubble flotation columns and the High Intensity Grinding (“HIG”) mills. The microbubble column cells at La Parrilla

First Majestic Silver Corp. 2018 Annual Report	Page 14

are expected to be delivered in the first quarter and installed and commissioning to commercial production in the second quarter. In addition, the HIG mill at Santa Elena is expected to be delivered in the first quarter of 2019 followed by installation, commissioning and ramp up to commercial production in the second quarter. The Company has also redirected its second HIG mill purchase to La Encantada following very positive metallurgical results on mineral samples which concluded that grinding ore to sub-50 microns significantly improved silver recoveries even with the presence of high-grade manganese that has historically limited the recovery of silver in the cyanidation process. The La Encantada HIG mill is expected to be installed in the third quarter followed by commissioning in the fourth quarter of 2019. Regardless of the HIG mill, the roasting process is continuing its commissioning with full commissioning anticipated in the second quarter.

Cash Cost per Ounce

Cash cost per ounce in the year was $6.98, a decrease of $0.06 per ounce compared to the previous year and below the range of the Company's 2018 guidance of $7.18 to $7.75 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of San Dimas, which had a cash cost of $0.11 per ounce, partially offset by $2.1 million in severance costs incurred during the year as part of the Company's cost reduction initiative and staff level optimization as well as increase in energy costs due to a 30% rate hike by Mexico's Federal Electricity Commission and higher diesel costs.

Cash cost per ounce for the quarter was $6.06 per payable ounce of silver, a decrease of 12% from $6.85 per ounce in the third quarter of 2018. The decrease in cash cost per ounce was primarily attributed to an increase in by-product credits which was partially offset against a $1.0 million in severance costs incurred during the quarter as part of the Company's cost reduction initiative.

All-In Sustaining Cost per Ounce

AISC per ounce in 2018 was $14.95, an increase of $1.13 per ounce compared to the previous year and within the annual guidance of $14.53 to $15.83 per ounce. The increase in AISC per ounce was attributed to higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

AISC in the fourth quarter was $12.83, a decrease of 15% or $2.29 per ounce compared to the previous quarter, primarily attributed to lower sustaining capital expenditures as the Company wound down its development and exploration projects near the end of the year.

Development and Exploration

The Company completed 68,171 metres of underground development and 211,695 metres of diamond drilling in 2018, an increase of 18% and 35%, respectively, compared to the previous year.

The Company is planning to complete a total of 64,610 metres of underground development and 188,000 metres of exploration drilling in 2019. The 2019 drilling program will consist of approximately 11,600 metres of sustaining diamond drilling intended to increase the mineral confidence of Mineral Resources to Reserves at the six operating mines; approximately 168,000 metres of expansionary diamond drilling intended to convert Inferred Resources into Measured & Indicated as well as to add Resources from new exploration targets, with a focus on the Santa Elena Main Vein at depth, the Ermitaño West project near Santa Elena and the Central Block at San Dimas; and drill approximately 8,400 metres intended to test greenfield targets at Santa Elena and Del Toro.

First Majestic Silver Corp. 2018 Annual Report	Page 15

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and contains 71,867 hectares of mining claims located in the state of Durango, Mexico. San Dimas is one of the country’s most prominent silver and gold mines as well as the largest producing underground mine in the state of Durango, with over 250 years of operating history. First Majestic acquired the San Dimas mine in May 2018 with the acquisition of Primero Mining Corp. The San Dimas operation involves processing ore from an underground mine with a 2,500 tpd capacity milling operation. The mine is accessible via a 40 minute flight from Durango airport to the airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2018-Q4	2018-Q3	2018-Q2	2018-YTD	Change Q4 vs Q3

Total ore processed/tonnes milled	172,641	176,884	85,765	435,289	(2%)
Average silver grade (g/t)	262	269	307	274	(3%)
Average gold grade (g/t)	3.9	4.0	4.3	4.0	(3%)
Silver recovery (%)	94%	94%	96%	95%	0%
Gold recovery (%)	97%	97%	97%	97%	0%

Production
Silver ounces produced	1,367,028	1,445,918	808,923	3,621,868	(5%)
Gold ounces produced	20,839	21,910	11,348	54,098	(5%)
Total production - ounces silver equivalent	3,127,871	3,225,352	1,698,382	8,051,605	(3%)

Cost
Cash cost per ounce	$0.58	($0.40)	$0.24	$0.11	(245%)
All-In sustaining costs per ounce	$5.35	$6.74	$5.41	$5.92	(21%)
Total production cost per tonne	$113.66	$105.91	$148.91	$117.46	7%

Underground development (m)	5,321	5,260	2,481	13,063	1%
Diamond drilling (m)	13,664	19,324	10,522	43,510	(29%)

Since being acquired on May 10, 2018, the San Dimas mine produced 3,621,868 ounces of silver and 54,098 ounces of gold for a total production of 8,051,605 silver equivalent ounces. The mill processed a total of 435,289 tonnes with average silver grade of 274 g/t and average gold grade of 4.0 g/t.

During the fourth quarter, the San Dimas mine produced 1,367,028 ounces of silver and 20,839 ounces of gold for a total production of 3,127,871 silver equivalent ounces, a 3% decrease compared to the prior quarter primarily due to a 2% decrease in throughput. The mill processed a total of 172,641 tonnes with average silver and gold grades of 262 g/t and 3.9 g/t, respectively, during the quarter. The operation continued to process higher volumes from lower grade stopes left behind as they were deemed uneconomical under the old streaming agreement and have now become economical under the new streaming agreement.

During the year, cash cost per ounce for San Dimas averaged $0.11 per ounce and all-in sustaining cost per ounce averaged $5.92 per ounce.

In the fourth quarter, cash cost per ounce increased to $0.58 compared to ($0.40) in the prior quarter while AISC decreased to $5.35 per ounce compared to $6.74 per once in the prior quarter.

With the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with Wheaton Precious Metals International Ltd. (“WPM”), is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) from San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. The New Stream Agreement enables the operation to generate sufficient cash flows and First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic. During the year ended December 31, 2018, the Company delivered 21,960 ounces of gold to WPM at $600 per ounce under the New Stream.

First Majestic Silver Corp. 2018 Annual Report	Page 16

A total of 5,321 metres of underground development was completed in the fourth quarter, a slight increase compared to the prior quarter.

Since the acquisition announcement in January 2018, First Majestic has been developing a long-term mine and mill automation plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next two years, intended to reduce production costs at the mine and processing plant, including:

1)	Optimization of the mining sequence by cycling mining and backfilling areas to minimize the haulage of waste to surface

2)	Improvement of grinding technologies

3)	Lime automation and pH control

4)	Upgrading the tailings filtration plant

5)	Modernization of the Merrill-Crowe and smelting operations

6)	Reduction in mining dilution

7)	Pillar recoveries from Tayoltita, Santa Rita and Noche Buena mines

8)	Detailed designs updates and permitting of a second hydro dam will be advanced in preparation for an investment decision later in the year

First Majestic Silver Corp. 2018 Annual Report	Page 17

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,772 hectares. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Total ore processed/tonnes milled	221,945	225,873	228,054	223,498	899,370	927,737	(2%)	(3%)
Underground tonnes
Tonnes milled	142,534	135,510	128,200	124,827	531,072	553,504	5%	(4%)
Average silver grade (g/t)	120	128	120	124	123	115	(6%)	7%
Average gold grade (g/t)	2.4	2.2	2.3	2.9	2.4	2.4	9%	0%
Heap leach tonnes
Tonnes milled	79,410	90,362	99,854	98,671	368,298	374,232	(12%)	(2%)
Average silver grade (g/t)	36	37	36	32	35	42	(3%)	(17%)
Average gold grade (g/t)	0.6	0.6	0.7	0.6	0.6	0.7	0%	(14%)
Silver recovery (%)	88%	90%	87%	87%	88%	89%	(2%)	(1%)
Gold recovery (%)	96%	95%	95%	95%	95%	95%	1%	0%

Production
Silver ounces produced	567,754	598,693	535,015	521,784	2,223,246	2,282,182	(5%)	(3%)
Gold ounces produced	12,081	10,848	11,040	12,887	46,856	49,211	11%	(5%)
Total production - ounces silver equivalent	1,587,396	1,475,635	1,407,880	1,543,776	6,014,687	5,927,132	8%	1%

Cost
Cash cost per ounce	($1.06)	$5.77	$1.39	($4.74)	$0.50	($1.54)	(118%)	(132%)
All-In sustaining costs per ounce	$2.18	$9.03	$6.60	($0.17)	$4.54	$2.22	(76%)	105%
Total production cost per tonne	$54.55	$63.15	$55.97	$54.31	$57.01	$52.53	(14%)	9%

Underground development (m)	2,585	2,326	2,926	3,030	10,866	10,892	11%	0%
Diamond drilling (m)	9,701	9,147	10,717	7,097	36,661	21,207	6%	73%

In 2018, Santa Elena produced 2,223,246 ounces of silver and 46,856 ounces of gold for a total production of 6,014,687 equivalent silver ounces, a marginal increase compared to 5,927,132 equivalent silver ounces in 2017. The mill processed a total of 899,370 tonnes compared to 927,737 tonnes in the previous year. The strategic decrease in throughput to increase retention time was offset by a 7% increase in silver head grades from underground ore relative to 2017.

During the fourth quarter, Santa Elena produced 567,754 ounces of silver and 12,081 ounces of gold for a total production of 1,587,396 silver equivalent ounces, reflecting an increase of 8% compared to the prior quarter primarily due to 9% higher gold grades which resulted in an increase of 11% in gold production. The mill processed a total of 221,945 tonnes during the quarter, consisting of 142,534 tonnes of underground ore and 79,410 tonnes from the above ground heap leach pad.

Cash cost for the year was $0.50 per silver ounce compared to ($1.54) per silver ounce in 2017. AISC was $4.54 per ounce compared to $2.22 per ounce in the previous year. The increase in cash cost and AISC were primarily attributed to an increase in energy costs as well as a $1.6 million decrease in available diesel tax credits recognized year over year.

Cash cost in the fourth quarter decreased to ($1.06) per payable silver ounce compared to $5.77 per payable silver ounce in the previous quarter. AISC in the fourth quarter decreased to $2.18 per ounce compared to $9.03 per ounce in the previous quarter. Cash cost per ounce was lower primarily due to an increase in by-product credits as a result of an 11% increase in gold production, as well as recognition of $0.8 million in diesel tax credits, which was only available to the extent of income taxes payable to the Mexican tax authorities.

During the quarter, the Santa Elena mine completed a total of 9,701 metres of diamond drilling, consisting of 25 underground drill holes for 4,744 metres at Santa Elena and 13 surface holes for 4,402 metres at the Ermitaño-West project. Drilling at Santa

First Majestic Silver Corp. 2018 Annual Report	Page 18

Elena focused on exploring extensions of the Tortuga and America veins, and the Santa Elena Main Vein looking for extensions to the west and at depth. Drilling at the Ermitaño-West project focused on exploring the Ermitaño West to infill and potentially convert Inferred Resources into Indicated Resources, and the Aitana vein systems. In the first half of 2019, the Company will explore the Ermitaño West vein at shallow elevations, the objective is to investigate the continuity of mineralization at low depths to evaluate the feasibility of an eventual open pit extraction. If feasibility is confirmed, this could provide a faster way to process ore from this area.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price. During the quarter ended December 31, 2018 the Company delivered 1,887 ounces of gold to Sandstorm.

The Santa Elena mine is comprised of five major groups of concessions totaling 101,772 hectares, including Santa Elena, Ermitaño, Cumobabi, El Gachi and Los Hernandez.

As previously announced on September 10th, the Company exercised the Ermitaño and Cumobabi option agreements with Evrim Resources Corp. for a 100% earn-in on the mining concessions on both projects for $1.5 million. Evrim will retain a 2% net smelter royalty ("NSR"). The Company began a 4,400 metres infill exploration program on the Ermitaño West project in mid-September with the objective of upgrading a portion of the Inferred Resources to Indicated Resources.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.5 million was paid, $0.3 million in is due in December 2019 and $0.6 million in December 2020, respectively.

First Majestic Silver Corp. 2018 Annual Report	Page 19

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Ore processed/tonnes milled	206,812	196,030	237,862	276,191	916,894	825,486	6%	11%
Average silver grade (g/t)	110	107	83	85	95	127	3%	(25%)
Silver recovery (%)	61%	56%	51%	60%	57%	64%	9%	(11%)

Production
Silver ounces produced	449,632	378,983	325,603	449,522	1,603,740	2,178,032	19%	(26%)
Gold ounces produced	19	10	23	37	89	79	90%	13%
Total production - ounces silver equivalent	451,244	379,773	327,458	452,420	1,610,895	2,183,899	19%	(26%)

Cost
Cash cost per ounce	$15.60	$21.15	$23.05	$16.93	$18.80	$12.74	(26%)	48%
All-In sustaining costs per ounce	$18.70	$27.25	$30.81	$20.97	$23.82	$15.49	(31%)	54%
Total production cost per tonne	$33.20	$40.20	$31.09	$27.00	$32.28	$32.76	(17%)	(1%)

Underground development (m)	1,055	1,862	1,718	1,445	6,078	3,064	(43%)	98%
Diamond drilling (m)	1,449	6,419	7,020	4,574	19,461	15,370	(77%)	27%

In 2018, La Encantada produced 1,603,740 ounces of silver and 89 ounces of gold for a total of 1,610,895 silver equivalent ounces, compared to 2,183,899 silver equivalent ounces in 2017. The decrease was primarily due to a 25% decrease in silver head grade and an 11% decrease in silver recovery, offset by an 11% increase in tonnes milled.

For the fourth quarter, total production was 451,244 silver equivalent ounces, representing a 19% increase from the previous quarter, primarily due to a 9% increase in silver recovery, 6% increase in tonnes milled and 3% increase in silver head grade. The increase in silver production was the result of higher tonnage from the San Javier breccia, where the implementation of the sublevel caving method has been successfully completed, which produced 104,651 tonnes with an average silver grade of 125 g/t. Implementation of sublevel caving was also completed in the La Prieta breccia which will allow the mine to produce continually at low cost, and to fulfill its production targets from underground extraction.

Despite stable production cost per tonne, cash cost and AISC per ounce both increased in 2018 to $18.80 and $23.82, respectively, compared to $12.74 and $15.49 per ounce in 2017. Cash cost and AISC per ounce were influenced by a 25% decrease in average silver grade, which also negatively affected silver recovery, and resulted in a 26% decrease in silver ounces produced.

Cash cost per ounce for the quarter improved to $15.60 per ounce, a decrease of 26% compared to $21.15 per ounce in the previous quarter, while AISC per ounce was $18.70 compared to $27.25 in the previous quarter. The decrease in cash cost and AISC per ounce was primarily attributed to a 19% increase in silver production attributed to increased throughput from the San Javier breccia.

Commissioning of the roaster continued throughout the quarter with the Company completing numerous production campaigns. In December, the furnace successfully completed all commissioning procedures having reached sustainable coal injection levels with the use of natural gas only during start-ups, as well as modifications to the dryer lift system to reduce the generation of material reporting to the dust collectors. The final stage of commissioning remains to streamline the roasted tailings slurry pumping system. The roaster is now expected to be operating at 2,000 tpd in the second quarter.

First Majestic Silver Corp. 2018 Annual Report	Page 20

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,902 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Ore processed/tonnes milled	66,924	67,926	74,431	75,374	284,656	278,252	(1%)	2%
Average silver grade (g/t)	212	224	203	234	218	239	(5%)	(9%)
Average gold grade (g/t)	0.6	0.8	0.6	0.5	0.6	0.8	(16%)	(22%)
Silver recovery (%)	89%	90%	87%	85%	87%	85%	(1%)	2%
Gold recovery (%)	93%	89%	87%	91%	90%	93%	4%	(3%)

Production
Silver ounces produced	404,523	438,061	419,815	483,740	1,746,139	1,822,297	(8%)	(4%)
Gold ounces produced	1,272	1,475	1,331	1,148	5,226	6,797	(14%)	(23%)
Total production - ounces silver equivalent	511,911	557,746	524,843	574,838	2,169,338	2,322,835	(8%)	(7%)

Cost
Cash cost per ounce	$10.40	$9.78	$9.68	$8.04	$9.42	$6.69	6%	41%
All-In sustaining costs per ounce	$13.60	$13.37	$12.49	$9.98	$12.28	$9.06	2%	36%
Total production cost per tonne	$83.27	$88.15	$72.77	$68.06	$77.66	$70.18	(6%)	11%

Underground development (m)	2,866	2,934	2,957	2,966	11,722	11,344	(2%)	3%
Diamond drilling (m)	3,125	7,954	9,781	4,928	25,788	26,078	(61%)	(1%)

In 2018, San Martin produced 1,746,139 silver ounces and 5,226 ounces of gold for a total production of 2,169,338 silver equivalent ounces. Total production decreased by 8% compared to the 2,322,835 silver equivalent ounces in the prior year primarily due to a 9% decrease in silver grades.

During the quarter, San Martin produced 404,523 silver ounces and 1,272 ounces of gold for a total production of 511,911 silver equivalent ounces, an 8% decrease compared to the prior quarter. The decrease in production was primarily attributed to a decrease in silver and gold grades of 5% and 16%, respectively.

Cash cost per ounce for the year was $9.42 compared to $6.69 per ounce in the prior year, primarily due to a decrease in gold by-product credits as well as a decrease in silver production. AISC per ounce in the year increased to $12.28 compared to $9.06 in 2017, primarily due to higher cash costs and higher sustaining capital expenditures relating to equipment overhauls.

In the fourth quarter, cash cost per ounce increased by 6% to $10.40 compared to $9.78 in the previous quarter, primarily due to an 8% decrease in silver production. AISC in the quarter was $13.60 compared to $13.37 in the third quarter.

First Majestic Silver Corp. 2018 Annual Report	Page 21

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Total ore processed/tonnes milled	125,751	117,130	123,642	125,114	491,637	543,985	7%	(10%)
Cyanidation
Tonnes milled	50,841	46,859	52,871	49,260	199,832	239,303	8%	(16%)
Average silver grade (g/t)	114	140	105	125	120	138	(19%)	(13%)
Average gold grade (g/t)	0.12	0.15	0.13	0.14	0.14	0.12	(20%)	17%
Silver recovery (%)	77%	76%	71%	71%	74%	72%	1%	3%
Gold recovery (%)	80%	82%	81%	81%	81%	81%	(2%)	0%
Flotation
Tonnes milled	74,910	70,271	70,771	75,854	291,806	304,682	7%	(4%)
Average silver grade (g/t)	94	102	131	105	108	123	(8%)	(12%)
Average lead grade (%)	1.5	1.3	1.4	1.3	1.4	1.3	15%	8%
Average zinc grade (%)	1.7	1.6	1.5	1.7	1.6	1.2	6%	33%
Silver recovery (%)	74%	74%	78%	77%	76%	80%	0%	(5%)
Lead recovery (%)	72%	71%	77%	73%	73%	75%	1%	(3%)
Zinc recovery (%)	53%	51%	60%	57%	55%	50%	4%	10%

Production
Silver ounces produced	312,144	330,047	360,862	337,332	1,340,385	1,730,383	(5%)	(23%)
Gold ounces produced	238	243	235	247	963	1,014	(2%)	(5%)
Pounds of lead produced	1,816,180	1,474,222	1,653,868	1,606,332	6,550,602	6,544,745	23%	0%
Pounds of zinc produced	1,466,812	1,234,385	1,382,760	1,611,699	5,695,657	3,944,232	19%	44%
Total production - ounces silver equivalent	563,703	537,986	605,826	615,541	2,323,056	2,517,199	5%	(8%)

Cost
Cash cost per ounce	$13.80	$16.29	$10.42	$11.02	$12.83	$11.11	(15%)	15%
All-In sustaining costs per ounce	$21.18	$23.34	$16.39	$17.66	$19.57	$16.22	(9%)	21%
Total production cost per tonne	$52.47	$58.18	$49.10	$48.12	$51.88	$46.59	(10%)	11%

Underground development (m)	2,936	2,492	2,761	3,254	11,443	12,313	18%	(7%)
Diamond drilling (m)	3,728	8,184	10,444	8,358	30,713	28,839	(54%)	6%

Total production for 2018 was 2,323,056 silver equivalent ounces compared to 2,517,199 silver equivalent ounces in the previous year. During the year, the flotation circuit processed 291,806 tonnes (799 tpd) with an average silver grade of 108 g/t and a 76% recovery while the cyanidation circuit processed 199,832 tonnes (547 tpd) with an average silver grade of 120 g/t and a 74% recovery. Throughput and grades in the year were challenged by mine sequencing as development of the San Marcos area was delayed by additional shotcreting required to improve safety and ground stability associated with the poor ground conditions.

During the year, the lead circuit processed ore with an average lead grade of 1.4% with recoveries of 73% for a total lead production of 6,550,602 pounds, comparable to the previous year. The zinc circuit processed an average zinc grade of 1.6% with recoveries of 55% for a total zinc production of 5,695,657 pounds, representing a 44% increase compared to the previous year.

First Majestic Silver Corp. 2018 Annual Report	Page 22

In the fourth quarter, total production from the La Parrilla mine was 563,703 silver equivalent ounces, an increase of 5% compared to 537,986 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 74,910 tonnes (814 tpd) with an average silver grade of 94 g/t and a 74% recovery while the cyanidation circuit processed 50,841 tonnes (553 tpd) with an average silver grade of 114 g/t and a 77% recovery.

During the quarter, the lead circuit processed ore with an average lead grade of 1.5% with recoveries of 72% for a total lead production of 1,816,180 pounds, representing a 23% increase compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.7% with recoveries of 53% for a total zinc production of 1,466,812 pounds, representing a 19% increase compared to the previous quarter.

Cash cost in the year was $12.83 per ounce compared to $11.11 per ounce in 2017. The increase in cash costs was primarily attributed to a 23% decrease in silver production, partially offset by increase in lead and zinc by-product credits. AISC per ounce increased to $19.57 compared to $16.22 in the previous year.

Cash cost in the fourth quarter was $13.80 per ounce, a decrease of 15% compared to $16.29 per ounce in the previous quarter. AISC per ounce in the quarter was $21.18 compared to $23.34 in the previous quarter. The decreases in cash cost and AISC per ounce were primarily attributed to an increase in by-product credits, as lead and zinc production increased 23% and 19%, respectively, compared to the previous quarter.

Due to delays for adjustments in design and manufacturing changes, delivery of the microbubble cells to La Parrilla is expected in the first quarter of 2019 followed by installation, commissioning and ramp up to commercial production in the second quarter. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

First Majestic Silver Corp. 2018 Annual Report	Page 23

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q4 vs Q3	Change '18 vs '17

Ore processed/tonnes milled	56,200	65,323	65,879	79,769	267,170	278,204	(14%)	(4%)
Average silver grade (g/t)	132	147	117	133	132	158	(10%)	(16%)
Average lead grade (%)	2.6	3.3	2.7	2.9	2.9	4.3	(21%)	(33%)
Silver recovery (%)	63%	75%	68%	69%	69%	80%	(16%)	(14%)
Lead recovery (%)	46%	62%	58%	57%	56%	68%	(26%)	(18%)

Production
Silver ounces produced	149,734	231,350	167,591	236,478	785,154	1,124,992	(35%)	(30%)
Pounds of lead produced	1,478,180	2,969,068	2,295,542	2,842,046	9,584,836	17,978,058	(50%)	(47%)
Total production - ounces silver equivalent	243,637	427,218	323,714	437,743	1,432,312	2,237,730	(43%)	(36%)

Cost
Cash cost per ounce	$27.69	$13.07	$18.01	$13.66	$17.10	$5.49	112%	211%
All-In sustaining costs per ounce	$37.83	$24.48	$32.08	$20.61	$27.49	$11.87	55%	132%
Total production cost per tonne	$84.67	$73.50	$69.23	$58.12	$70.20	$61.94	15%	13%

Underground development (m)	1,824	3,789	3,044	2,836	11,493	11,663	(52%)	(1%)
Diamond drilling (m)	865	5,472	9,145	5,824	21,305	19,555	(84%)	9%

In 2018, Del Toro produced 785,154 ounces of silver and 9,584,836 pounds of lead for a total of 1,432,312 silver equivalent ounces, a decrease of 36% compared to 2,237,730 silver equivalent ounces produced in the previous year. The decrease in production was attributed to lower silver and lead head grades, which were 16% and 33% lower, respectively, as well as challenges in metallurgical recovery of transitional ore which caused a 14% decrease in silver recovery and 18% decrease in lead recovery.

During the fourth quarter, the Del Toro mine produced 149,734 ounces of silver and 1,478,180 pounds of lead for a total of 243,637 silver equivalent ounces, a 43% decrease compared to 427,218 ounces produced in the previous quarter. The decrease was primarily due to lower silver and lead recoveries due to processing higher volumes of low-grade transitional ore from the San Juan ore body.

Del Toro has planned to reduce mill throughputs in 2019 to 270 tpd in order to allow more time to test the mineral economics and to better realize the value of ore bodies to be mined. In addition, the installation of microbubbles columns has been postponed until flow charts and additional lab tests can be concluded, including the potential to economically recover zinc from the Cuerpo 3 Ore Body. The Company has also initiated a staff reduction of approximately 250 employees as a result of the decision to lower production rate as well as reduced plans for development.

Cash cost and AISC per ounce for the year was $17.10 and $27.49 respectively, compared to $5.49 and $11.87 per ounce in 2017.

Cash cost and AISC per ounce for the quarter were $27.69 and $37.83, respectively, compared to $13.07 and $24.48 per ounce in the previous quarter. The increase in cash cost and AISC per ounce was directly attributed to the 35% decrease in silver production, lower by-product credits from reduced lead production, as well as $0.4 million incurred for severance as part of the staff reduction plan.

First Majestic Silver Corp. 2018 Annual Report	Page 24

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-Q3	Change '18 vs '17

Ore processed/tonnes milled	—	14,891	35,715	29,829	80,435	127,842	(37%)
Average silver grade (g/t)	—	214	154	187	177	189	(6%)
Average gold grade (g/t)	—	1.8	1.5	1.9	1.7	1.8	(6%)
Silver recovery (%)	—%	80%	78%	77%	78%	79%	(1%)
Gold recovery (%)	—%	78%	79%	80%	79%	76%	4%

Production
Silver ounces produced	—	82,292	138,454	138,173	358,919	611,705	(41%)
Gold ounces produced	—	688	1,399	1,477	3,564	5,553	(36%)
Total production - ounces silver equivalent	—	136,605	249,214	255,359	641,179	1,019,111	(37%)

Cost
Cash cost per ounce	$—	$6.99	$12.89	$7.97	$9.79	$11.53	(15%)
All-In sustaining costs per ounce	$—	$12.30	$18.11	$15.76	$16.13	$18.98	(15%)
Total production cost per tonne	$—	$68.47	$83.68	$86.50	$81.91	$90.35	(9%)

Underground development (m)	—	172	1,950	1,384	3,506	8,167	(57%)
Diamond drilling (m)	—	1,119	7,613	5,806	14,539	27,883	(48%)

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

Ongoing care and maintenance activities include pumping and de-watering of the underground mine and treatment of the discharge water. Work also continues at the tailings dam to prepare for closure and water treatment. The surface facilities have all been secured and prepared for suspension of activities and some of the excess equipment not required for care and maintenance activities at La Guitarra have been relocated to the Company's other mining operations. Future care and maintenance costs for the mine is expected to average approximately $0.8 million per quarter.

First Majestic Silver Corp. 2018 Annual Report	Page 25

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

During 2018, three drill rigs were active on site and the Company completed 19,718 metres of diamond drilling at the Plomosas Silver Project, compared to 17,606 metres in the previous year. After reaching 19,718 metres drilled of the 22,000 budgeted metres in the third quarter, and due to security issues in the area, the Company decided to halt the drilling program and continue logging and sampling the data and continue building the geological model.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given that the claims overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near Real de Catorce, as that would prohibit them from engaging in many livelihood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 4,719 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,420 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2018 Annual Report	Page 26

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended December 31, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2018	2017	Variance %

Revenues	$74,128	$61,165	21%	(1)
Mine operating costs
Cost of sales	56,230	39,309	43%	(2)
Depletion, depreciation and amortization	26,925	20,454	32%	(3)
	83,155	59,763	39%

Mine operating (loss) earnings	(9,027)	1,402	(744)%	(4)

General and administrative expenses	5,942	3,952	50%	(5)
Share-based payments	943	1,850	(49)%
Mine care and maintenance costs	636	—	100%	(6)
Impairment of non-current assets	168,028	65,500	157%	(7)
Acquisition costs	16	—	100%
Foreign exchange loss (gain)	1,684	(807)	(309)%
Operating loss	(186,276)	(69,093)	170%
Investment and other income	1,095	265	313%
Finance costs	(3,388)	(1,052)	222%	(8)
Loss before income taxes	(188,569)	(69,880)	170%
Current income tax expense	724	4,142	(83)%
Deferred income tax recovery	(24,850)	(17,938)	39%
Income tax recovery	(24,126)	(13,796)	75%	(9)
Net loss for the period	($164,443)	($56,084)	193%	(10)

Earnings (loss) per share (basic and diluted)	($0.85)	($0.34)	151%	(10)

1.	Revenues in the quarter increased 21% compared to the same quarter of the previous year primarily attributed to:

•
a 40% increase in silver equivalent ounces sold compared to the fourth quarter of 2017 which contributed to an increase in revenues of $32.7 million, mainly due to the addition of the San Dimas mine; and

•
smelting and refining costs decreased from $2.4 million ($1.06 per ounce) to $1.4 million ($0.43 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production at San Dimas, as well as lower smelting and refining rates renegotiated in July 2018;

Partially offset by:

•	a 13% decrease in average realized silver price of $14.47 per ounce compared to $16.61 per ounce in the same quarter of the prior year, which resulted in a decrease in revenues of $11.9 million.

2.	Cost of sales in the quarter increased 43% or $16.9 million compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the San Dimas mine which incurred $20.0 million in cost of sales;

•
increase in energy costs of $1.1 million in the current quarter compared to the fourth quarter of 2017, primarily due to a 30% rate hike by Mexico's Federal Electricity Commission during the year as well as higher diesel costs;

Partially offset by:

First Majestic Silver Corp. 2018 Annual Report	Page 27

•
net increase in inventory of $1.9 million, which was net of the inventory loss from the Republic Chapter 11 bankruptcy in November 2018 for approximately 758,000 silver equivalent ounces or $7.5 million of inventory that were in Republic's possession for refining.

3.
Depletion, depreciation and amortization in the quarter increased $6.5 million or 32% compared to the same quarter of the previous year primarily as a result of the addition of the San Dimas mine, which added $8.1 million of depletion, depreciation and amortization during the quarter compared to last year.

4.
Mine operating earnings during the quarter decreased by $10.4 million to a mine operating loss of $9.0 million compared to the fourth quarter of 2017. During the quarter, the San Dimas mine generated mine operating earnings of $4.6 million; however, this was offset by $6.3 million decrease in mine operating earnings at La Parrilla, $5.4 million decrease in La Encantada and $3.8 million decrease at Del Toro, respectively, due to a combination of 13% lower average realized silver price and higher costs.

5.
General and administrative expenses increased by $2.0 million or 50% during the quarter compared to the same quarter of 2017, primarily attributed to incremental general and administrative costs from the addition of Primero and numerous legal costs associated with the First Silver litigation and Republic Chapter 11 bankruptcy.

6.
As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018. Mine care and maintenance costs for the quarter were $0.6 million.

7.
Impairment of non-current assets during the fourth quarter was $168.0 million, or $130.6 million net of tax, as a result of an impairment charge on the La Parrilla and Del Toro mine due to decrease in estimated Reserves and Resources amidst decline in metal prices and increased operating costs.

8.
Finance costs increased by $2.3 million compared to the same quarter of the prior year, primarily attributed to interest expense of $2.1 million and accretion expense of $0.7 million related to the $156.5 million convertible debentures that the Company contracted in the first quarter of 2018.

9.
During the quarter, the Company recorded a net income tax recovery of $24.1 million compared to an income tax recovery of $13.8 million in the fourth quarter of 2017. The increase in income tax recovery in the quarter was primarily driven by impairment on non-current assets, certain tax benefits realized from post-acquisition re-organization of Primero entities and foreign exchange impact on the Company's Mexican Peso denominated tax balances, partially offset by an increase in unrecognized deferred income tax asset.

10.	As a result of the foregoing, net loss for the quarter was $164.4 million (EPS of ($0.85)) compared to net loss of $56.1 million (EPS of ($0.34)) in the same quarter of the prior year.

First Majestic Silver Corp. 2018 Annual Report	Page 28

For the year ended December 31, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2018	2017	2016	'18 vs '17

Revenues	$300,929	$252,288	$278,077	19%	(1)
Mine operating costs
Cost of sales	219,162	159,265	149,281	38%	(2)
Depletion, depreciation and amortization	93,667	77,045	79,593	22%	(3)
	312,829	236,310	228,874	32%

Mine operating (loss) earnings	(11,900)	15,978	49,203	(174)%	(4)

General and administrative	21,428	17,493	17,747	22%	(5)
Share-based payments	7,375	8,295	4,403	(11)%
Impairment of non-current assets	199,688	65,500	—	33%	(6)
Acquisition costs	4,893	—	—	100%	(7)
Mine care and maintenance costs	2,109	—	—	100%	(8)
Foreign exchange loss (gain)	1,874	(4,314)	(1,192)	143%	(9)
Operating (loss) earnings	(249,267)	(70,996)	28,245	251%
Investment and other (loss) income	(744)	(34)	5,209	2,088%
Finance costs	(13,036)	(4,271)	(7,963)	205%	(10)
(Loss) earnings before income taxes	(263,047)	(75,301)	25,491	249%
Current income tax expense	2,148	7,177	8,346	(70)%
Deferred income tax (recovery) expense	(61,031)	(29,206)	8,544	109%
Income tax (recovery) expense	(58,883)	(22,029)	16,890	167%	(11)
Net (loss) earnings for the year	($204,164)	($53,272)	$8,601	283%	(12)

(Loss) earnings per share (basic and diluted)	($1.11)	($0.32)	$0.05	245%	(12)

Cash and cash equivalents	$57,013	$118,141	$129,049
Total assets	$926,110	$781,441	$857,175
Non-current liabilities	$273,400	$144,581	$185,902

1.	Revenues in the year ended December 31, 2018 increased by 19% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold increased by 34% compared to the previous year resulting in an increase in revenues of $84.1 million, primarily attributed to the additional production from San Dimas; and

•
Smelting and refining costs decreased from $11.4 million ($1.19 per ounce) to $7.5 million ($0.65 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production from San Dimas, as well as lower concentrate and treatment charges renegotiated in July 2018;

Partially offset by:

•	a 9% decrease in average realized silver price of $15.53 per ounce compared to $17.12 per ounce in the prior year, resulting in a decrease in revenues of $34.0 million.

2.	Cost of sales in the year increased $59.9 million or 38% compared to 2017 as a result of the following factors:

•	the addition of the San Dimas mine on May 10, 2018, which incurred $60.8 million in cost of sales during the eight months of operations under First Majestic's control;

•	increase in energy costs of $4.6 million compared to 2017, primarily due to a 30% rate hike by Mexico's Federal Electricity Commission since the beginning of the year as well as higher diesel costs;

First Majestic Silver Corp. 2018 Annual Report	Page 29

Partially offset by:

•
decrease in inventory of $3.8 million, net of the write down of inventory from Republic Chapter 11 bankruptcy in November 2018, which related for approximately 758,000 silver equivalent ounces of inventory or $7.5 million that were in Republic's possession for refining.

3.
Depletion, depreciation and amortization in the year increased $16.6 million or 22% compared to the previous year primarily as a result of the addition of the San Dimas mine, which incurred $19.1 million of depletion, depreciation and amortization during the year.

4.
Mine operating earnings during the year ended December 31, 2018 decreased $27.9 million compared to 2017. In the first eight months under the management of First Majestic, San Dimas generated mine operating earnings of $22.7 million. However, this was offset by $21.8 million decrease in mine operating earnings at La Parrilla, $19.6 million decrease in La Encantada, and $9.9 million decrease in Del Toro, respectively, due to a combination of lower production, 9% lower average realized silver price and higher costs.

5.
General and administrative expenses increased $3.9 million or 22% during the year compared to 2017, primarily attributed to incremental general and administrative costs from the acquisition and integration of Primero, and numerous legal costs associated with the First Silver litigation and Republic Chapter 11 bankruptcy.

6.
Impairment on non-current assets: During the year ended December 31, 2018, the Company recognized a total impairment charge of $199.7 million, or $151.1 million net of tax. Due to a reduction in estimated Reserves and Resources as a result of a decline in long-term metal price forecasts and increase in operating costs, the Company was required to record an impairment charge of $111.8 million and $56.3 million on its two concentrates producing mines, La Parrilla and Del Toro, respectively. In addition, the Company recognized an impairment charge of $31.7 million on La Guitarra in the second quarter as a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018.

7.	Acquisition costs in the year were $4.9 million relating to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.
As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018. Mine care and maintenance costs for the year was $2.1 million, including $0.6 million in severance costs for terminated employees and workers. Future care and maintenance costs for the mine is expected to be approximately $3.2 million per year.

9.
Foreign exchange loss for the year was $1.9 million compared to a gain of $4.3 million in 2017. Foreign exchange loss in the year was primarily attributed to a 9% weaker Canadian dollar related to the Company's Canadian denominated cash and cash equivalents, partially offset by $0.8 million gain on foreign exchange derivatives. The foreign exchange impact of the Mexican peso was negligible in 2018.

10.
Finance costs increased $8.8 million during the year ended December 31, 2018 compared to the previous year, primarily due to $2.7 million in interest expense and $4.9 million in accretion expense related to the $156.5 million convertible debentures that the Company issued in the first quarter of 2018, as well as $0.5 million in accelerated accretion costs as a result of early termination of previous debt facilities.

11.
During the year ended December 31, 2018, the Company recorded a net income tax recovery of $58.9 million, compared to an income tax recovery of $22.0 million in 2017. The increase in income tax recovery was primarily driven by deferred income tax effect of $48.6 million on the $199.7 million impairment charge on non-current assets, certain tax benefits realized from post-acquisition re-organization of Primero entities and foreign exchange impact on the Company's Mexican Peso denominated tax balances, partially offset by an increase in unrecognized deferred income tax asset.

12.	As a result of the foregoing, net loss for the year ended December 31, 2018 was $204.2 million (loss per share of ($1.11)), compared to loss of $53.3 million (EPS of ($0.32)) in the prior year.

First Majestic Silver Corp. 2018 Annual Report	Page 30

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2018				2017
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$74,128	$88,521	$79,687	$58,593	$61,165	$61,901	$60,116	$69,106
Cost of sales	$56,230	$63,966	$59,285	$39,681	$39,309	$40,290	$40,004	$39,662
Depletion, depreciation and amortization	$26,925	$24,701	$22,706	$19,335	$20,454	$18,436	$18,707	$19,448
Mine operating (loss) earnings	($9,027)	($146)	($2,304)	($423)	$1,402	$3,175	$1,405	$9,996
Net (loss) earnings after tax	($164,443)	$5,904	($40,033)	($5,592)	($56,084)	($1,320)	$1,412	$2,720
(Loss) earnings per share-basic	($0.85)	$0.03	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02
(Loss) earnings per share-diluted	($0.85)	$0.03	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02

During the fourth quarter of 2018, mine operating loss was $9.0 million compared to a net loss of $0.1 million in the previous quarter. The increase in mine operating loss was primarily attributed to $7.5 million inventory loss due to Republic Chapter 11 bankruptcy. Net earnings after tax decreased $170.3 million compared to the previous quarter primarily due to an impairment charge of $168.0 million as well as a $2.5 million decrease in investment income.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2018, the Company had cash and cash equivalents of $57.0 million, a decrease of $61.1 million compared to $118.1 million at December 31, 2017. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

In connection with the Primero acquisition, First Majestic repaid all outstanding amounts of Primero’s $75.8 million convertible debentures as well as $30.2 million in Primero's revolving credit facilities.

In February 2018, to fund these debt repayments and related costs for the acquisition,the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments.

In addition, the Company also restructured 100% of its bank debt in May 2018 by entering into a three year $75.0 million senior secured credit facility.

On December 27, 2018, the Company announced it has entered into an At The Market ("ATM") equity distribution agreement pursuant to which the Company may, at its discretion and from time-to-time, sell through an agent, such number of common shares of the Company to an aggregate gross proceeds of up to US$50.0 million. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the common shares are listed or quoted or where the common shares are traded in the United States. Since January 1, 2019, First Majestic has sold 2,250,000 common shares of the Company for net proceeds of $13.2 million or $5.99 per share.

First Majestic Silver Corp. 2018 Annual Report	Page 31

The following table summarizes the Company's cash flow activity during the year:

	Year Ended December 31,
	2018	2017
Cash flow
Cash generated by operating activities	33,262	70,451
Cash used in investing activities	(117,041)	(75,928)
Cash generated by (used in) financing activities	25,443	(8,652)
Decrease in cash and cash equivalents	(58,336)	(14,129)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(2,792)	3,221
Cash and cash equivalents, beginning of the year	118,141	129,049
Cash and cash equivalents, end of year	$57,013	$118,141

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2018 are summarized as follows:

•	Cash provided from operating activities of $33.3 million, primarily due to:

•	$61.6 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:

•
a $17.2 million increase in value added taxes receivable as a result of delays in recovery from the Mexican tax authorities, primarily related to San Dimas which was 18 months behind on its filings when First Majestic acquired the mine. Since acquisition, the Company has accelerated its filings and, as at December 31, 2018, recovered $4.5 million of the outstanding amount. The Company continues to be supplying additional information requested by the SAT as part of the review process and the Company expects the amounts to be refunded in the future; and

•	$6.4 million decrease in trade and other payables as First Majestic began paying down overdue liabilities assumed from the acquisition of Primero.

•	Cash used in investing activities of $117.0 million, primarily related to:

•	$76.3 million spent on mine development and exploration activities;

•	$35.0 million spent on purchase of property, plant and equipment;

•	$2.9 million spent on deposits on non-current assets; and

•	$1.0 million spent on the Primero acquisition.

•	Cash provided from financing activities of $25.4 million, primarily consists of the following:
•$151.1 million of net proceeds from the issuance of the convertible debentures; and
•$34.0 million of net proceeds from the revolving credit facility;
net of:
•$106.1 million repayment on Primero debt facilities;
•$32.1 million on repayment of Scotia debt facilities;
•$16.0 million repayment of revolving credit facility;
•$4.5 million repayment of financing costs;
•$3.5 million on repayment of lease obligations; and
•$1.4 million on repurchase and cancellation of shares.

Working capital as at December 31, 2018 was $108.1 million compared to $116.3 million at December 31, 2017. Total available liquidity at December 31, 2018 was $163.2 million (see page 45), including $55.0 million of undrawn revolving credit facility.

First Majestic Silver Corp. 2018 Annual Report	Page 32

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2018 and December 31, 2017, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2018, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$50,183	$50,183	$—	$—	$—
Debt facilities	192,596	4,606	28,067	159,923	—
Equipment financing obligations	6,251	3,145	2,499	607	—
Other liabilities	3,787	—	—	—	3,787
Purchase obligations and commitments	10,343	9,643	700	—	—
	$263,160	$67,577	$31,266	$160,530	$3,787

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

First Majestic Silver Corp. 2018 Annual Report	Page 33

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2018, value added taxes receivable was $59.7 million (2017 - $15.0 million), including $33.0 million in PEM as part of the acquisition of Primero. The delay in recovery was primarily attributed to Primero being 18 months behind in its filings when First Majestic acquired the company. Since acquisition, the Company has accelerated its filings and, as at December 31, 2018, recovered $4.5 million of the outstanding amount. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) as part of the review process and the Company expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2018
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$22,968	$45	$—	$2,753	($1,782)	$—	$23,984	$2,398
Mexican peso	5,178	—	51,698	—	(31,474)	53,500	78,902	7,890
	$28,146	$45	$51,698	$2,753	($33,256)	$53,500	$102,886	$10,289

First Majestic Silver Corp. 2018 Annual Report	Page 34

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$136	$—	$85	$125	$346
Metals in doré and concentrates inventory	127	146	37	12	322
	$263	$146	$122	$137	$668

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2018 Annual Report	Page 35

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $59.7 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary and the Company is taking additional action in Mexico and/or elsewhere to attempt to recover the balance. Therefore, as at December 31, 2018, the Company has not accrued any of the remaining $59.7 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it has had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera, S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking retroactively to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company intends to continue Primero's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess Primero in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

First Majestic Silver Corp. 2018 Annual Report	Page 36

In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $18.7 million as non-current as at December 31, 2018.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in the first half of 2019. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2018.

Delisting from the Mexican Stock Exchange

In the first quarter of 2018, the Company filed before the Mexican National Banking and Securities Commission for delisting from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the Company received authorization and has officially delisted. In connection with the delisting, during the year ended December 31, 2018, the Company has repurchased and cancelled 14,343 of the Company's shares on Bolsa. The Company was required to offer to repurchase Bolsa shares until August 2018 through a trustee.

First Majestic Silver Corp. 2018 Annual Report	Page 37

Off-Balance Sheet Arrangements

At December 31, 2018, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2018.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 196,166,046 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 15 - "Revenue from Contracts with Customers" and IFRS 9 - "Financial Instruments" as outlined in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2018, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2017.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2018

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company is currently reviewing the impact at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2018 Annual Report	Page 38

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2018 Annual Report	Page 39

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	Consolidated
Mining cost	$10,868	$4,613	$1,620	$2,520	$1,851	$2,123	$23,595
Milling cost	4,065	5,423	3,559	2,492	1,493	1,899	18,930
Indirect cost	4,691	2,074	1,690	1,587	1,415	1,551	13,007
Total production cost (A)	$19,623	$12,110	$6,869	$6,598	$4,759	$5,573	$55,532
Add: transportation and other selling cost	221	95	35	176	57	50	684
Add: smelting and refining cost	308	131	89	556	188	107	1,373
Add: environmental duty and royalties cost	140	93	14	27	11	38	324
Total cash cost before by-product credits (B)	$20,292	$12,429	$7,007	$7,357	$5,015	$5,768	$57,913
Deduct by-product credits attributed to:
Gold by-product credits(1)	(19,494)	(13,032)	(19)	(219)	—	(1,567)	(34,274)
Lead by-product credits	—	—	—	(1,601)	(1,075)	—	(2,676)
Zinc by-product credits	—	—	—	(1,414)	—	—	(1,414)
Total by-product credits	($19,494)	($13,032)	($19)	($3,234)	($1,075)	($1,567)	($38,364)
Total cash cost (C)	$798	($603)	$6,988	$4,123	$3,940	$4,201	$19,549
Workers’ participation	941	64	324	75	67	62	1,532
General and administrative expenses	—	—	—	—	—	—	5,593
Share-based payments	—	—	—	—	—	—	943
Accretion of decommissioning liabilities	90	53	65	58	50	48	394
Sustaining capital expenditures	5,482	1,724	1,004	2,072	1,325	1,183	13,376
All-In Sustaining Costs (D)	$7,311	$1,238	$8,381	$6,328	$5,382	$5,494	$41,387
Payable silver ounces produced (E)	1,365,661	567,186	447,833	298,821	142,248	404,119	3,225,868
Tonnes milled (F)	172,641	221,945	206,812	125,751	56,200	66,924	850,272

Total cash cost per ounce, before by-product credits (B/E)	$14.86	$21.91	$15.64	$24.62	$35.25	$14.27	$17.95
Total cash cost per ounce (C/E)	$0.58	($1.06)	$15.60	$13.80	$27.69	$10.40	$6.06
All-in sustaining cost per ounce (D/E)	$5.35	$2.18	$18.70	$21.18	$37.83	$13.60	$12.83
Production cost per tonne (A/F)	$113.66	$54.55	$33.20	$52.47	$84.67	$83.27	$65.31
(1) Gold by-product credits include gold inventory loss due to Republic's Chapter 11 bankruptcy of $3.2 million at the San Dimas mine and $1.7 million at the Santa Elena mine.

First Majestic Silver Corp. 2018 Annual Report	Page 40

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$4,339	$1,337	$1,903	$2,709	$1,362	$1,203	$12,853
Milling cost	4,626	3,981	1,947	2,276	1,390	770	14,990
Indirect cost	1,999	1,923	1,453	1,645	1,379	1,195	9,594
Total production cost (A)	$10,965	$7,241	$5,302	$6,630	$4,131	$3,168	$37,437
Add: transportation and other selling cost	125	37	112	199	141	142	800
Add: smelting and refining cost	132	104	105	944	898	261	2,444
Add: environmental duty and royalties cost	140	18	60	38	17	22	295
Total cash cost before by-product credits (B)	$11,362	$7,400	$5,579	$7,811	$5,187	$3,593	$40,976
Deduct by-product credits attributed to:
Gold by-product credits	(15,393)	(22)	(1,698)	(260)	—	(1,819)	(19,192)
Lead by-product credits	—	—	—	(1,748)	(2,980)	—	(4,728)
Zinc by-product credits	—	—	—	(1,542)	—	—	(1,542)
Total by-product credits	($15,393)	($22)	($1,698)	($3,550)	($2,980)	($1,819)	($25,462)
Total cash cost (C)	($4,031)	$7,378	$3,881	$4,261	$2,207	$1,774	$15,514
Workers’ participation	78	110	185	122	217	60	772
General and administrative expenses	—	—	—	—	—	—	3,683
Share-based payments	—	—	—	—	—	—	1,850
Accretion of decommissioning liabilities	43	58	29	41	39	20	230
Sustaining capital expenditures	2,744	1,757	906	1,383	2,021	961	10,386
All-In Sustaining Costs (D)	($1,166)	$9,303	$5,001	$5,807	$4,484	$2,815	$32,435
Payable silver ounces produced (E)	582,206	484,568	514,163	380,084	175,881	158,363	2,295,265
Tonnes milled (F)	232,575	198,845	72,503	138,124	56,753	37,885	736,684

Total cash cost per ounce, before by-product credits (B/E)	$19.51	$15.27	$10.86	$20.55	$29.47	$22.69	$17.85
Total cash cost per ounce (C/E)	($6.93)	$15.23	$7.55	$11.21	$12.54	$11.21	$6.76
All-in sustaining cost per ounce (D/E)	($2.01)	$19.20	$9.73	$15.28	$25.48	$17.77	$14.13
Production cost per tonne (A/F)	$47.13	$36.42	$73.14	$48.00	$72.77	$83.61	$50.81

First Majestic Silver Corp. 2018 Annual Report	Page 41

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$28,145	$18,192	$5,948	$8,514	$9,987	$7,027	$2,430	$80,244
Milling cost	10,509	24,007	16,184	7,645	9,295	6,092	1,621	75,354
Indirect cost	12,474	9,078	7,467	5,948	6,223	5,637	2,537	49,364
Total production cost (A)	$51,128	$51,277	$29,598	$22,107	$25,505	$18,757	$6,589	$204,961
Add: transportation and other selling cost	528	525	167	353	802	456	368	3,399
Add: smelting and refining cost	773	506	336	396	2,903	1,942	636	7,492
Add: environmental duty and royalties cost	405	429	53	173	112	63	54	1,289
Total cash cost before by-product credits (B)	$52,834	$52,737	$30,154	$23,029	$29,322	$21,218	$7,647	$217,141
Deduct by-product credits attributed to:
Gold by-product credits(1)	(52,418)	(51,617)	(130)	(6,599)	(930)	—	(4,307)	(116,001)
Lead by-product credits	—	—	—	—	(5,883)	(8,485)	—	(14,368)
Zinc by-product credits	—	—	—	—	(6,210)	—	—	(6,210)
Total by-product credits	($52,418)	($51,617)	($130)	($6,599)	($13,023)	($8,485)	($4,307)	($136,579)
Total cash cost (C)	$416	$1,120	$30,024	$16,430	$16,299	$12,733	$3,340	$80,562
Workers’ participation	$3,984	$346	$568	$313	$298	$291	($24)	$5,775
General and administrative expenses	—	—	—	—	—	—	—	20,573
Share-based payments	—	—	—	—	—	—	—	7,375
Accretion of decommissioning liabilities	225	221	270	203	242	208	125	1,494
Sustaining capital expenditures	16,793	8,387	7,183	4,467	8,020	7,239	2,060	56,731
All-In Sustaining Costs (D)	$21,418	$10,074	$38,045	$21,413	$24,859	$20,471	$5,501	$172,510
Payable silver ounces produced (E)	3,618,248	2,221,023	1,597,325	1,744,393	1,270,327	744,744	340,973	11,537,034
Tonnes milled (F)	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452

Total cash cost per ounce, before by-product credits (B/E)	$14.60	$23.74	$18.88	$13.20	$23.08	$28.49	$22.42	$18.82
Total cash cost per ounce (C/E)	$0.11	$0.50	$18.80	$9.42	$12.83	$17.10	$9.79	$6.98
All-in sustaining cost per ounce (D/E)	$5.92	$4.54	$23.82	$12.28	$19.57	$27.49	$16.13	$14.95
Production cost per tonne (A/F)	$117.46	$57.01	$32.28	$77.66	$51.88	$70.20	$81.91	$60.71
(1) Gold by-product credits include gold inventory loss due to Republic's Chapter 11 bankruptcy of $3.2 million at the San Dimas mine and $1.7 million at the Santa Elena mine.

First Majestic Silver Corp. 2018 Annual Report	Page 42

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$17,862	$5,095	$6,995	$10,047	$6,283	$4,434	$50,715
Milling cost	23,460	15,227	7,208	8,813	5,685	2,711	63,105
Indirect cost	7,410	6,718	5,323	6,484	5,265	4,405	35,605
Total production cost (A)	$48,730	$27,039	$19,526	$25,345	$17,233	$11,551	$149,424
Add: transportation and other selling cost	500	121	408	697	821	548	3,267
Add: smelting and refining cost	550	485	383	3,927	5,122	951	11,418
Add: environmental duty and royalties cost	486	77	201	155	94	83	1,096
Total cash cost before by-product credits (B)	$50,266	$27,722	$20,518	$30,124	$23,270	$13,133	$165,205
Deduct by-product credits attributed to:
Gold by-product credits	(53,784)	(76)	(8,333)	(986)	—	(6,429)	(69,608)
Lead by-product credits	—	—	—	(6,537)	(17,412)	—	(23,949)
Zinc by-product credits	—	—	—	(4,317)	—	—	(4,317)
Total by-product credits	($53,784)	($76)	($8,333)	($11,840)	($17,412)	($6,429)	($97,874)
Total cash cost (C)	($3,518)	$27,646	$12,185	$18,284	$5,858	$6,704	$67,331
Workers’ participation	$352	$524	$603	$545	$236	$68	$2,328
General and administrative expenses	—	—	—	—	—	—	16,461
Share-based payments	—	—	—	—	—	—	8,295
Accretion of decommissioning liabilities	176	235	116	166	159	83	935
Sustaining capital expenditures	8,045	5,194	3,589	7,698	6,403	4,174	36,778
All-In Sustaining Costs (D)	$5,055	$33,599	$16,493	$26,693	$12,656	$11,029	$132,128
Payable silver ounces produced (E)	2,279,330	2,169,319	1,820,475	1,645,831	1,066,543	581,120	9,562,618
Tonnes milled (F)	927,737	825,486	278,252	543,985	278,204	127,842	2,981,506

Total cash cost per ounce, before by-product credits (B/E)	$22.05	$12.78	$11.27	$18.30	$21.82	$22.60	$17.28
Total cash cost per ounce (C/E)	($1.54)	$12.74	$6.69	$11.11	$5.49	$11.53	$7.04
All-in sustaining cost per ounce (D/E)	$2.22	$15.49	$9.06	$16.22	$11.87	$18.98	$13.82
Production cost per tonne (A/F)	$52.53	$32.76	$70.18	$46.59	$61.94	$90.35	$50.12

First Majestic Silver Corp. 2018 Annual Report	Page 43

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Revenues as reported	$74,128	$61,165	$300,929	$252,288
Add back: smelting and refining charges	1,371	2,444	7,491	11,418
Gross revenues	75,499	63,609	308,420	263,706
Less: Sandstorm gold revenues	(855)	(1,171)	(4,051)	(3,917)
Less: Wheaton gold revenues	(5,071)	—	(13,176)	—
Less: Wheaton silver revenues	—	—	(1,953)	—
Gross revenues, excluding Sandstorm, Wheaton (A)	$69,573	$62,438	$289,240	$259,789

Payable equivalent silver ounces sold	5,558,896	3,958,721	21,341,692	15,924,461
Less: Payable equivalent silver ounces sold to Sandstorm	(159,122)	(199,665)	(723,526)	(748,115)
Less: Payable equivalent silver ounces sold to Wheaton	(591,677)	—	(1,989,514)	—
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	4,808,097	3,759,056	18,628,652	15,176,346

Average realized price per ounce of silver sold (A/B)(1)	$14.47	$16.61	$15.53	$17.12
Average market price per ounce of silver per COMEX	$14.55	$16.66	$15.74	$17.15

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Operating Cash Flows before Working Capital and Taxes	$10,991	$18,704	$61,561	$80,986
Weighted average number of shares on issue - basic	193,669,968	165,724,767	183,650,405	165,293,893
Cash Flow per Share	$0.06	$0.11	$0.34	$0.49

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2018 Annual Report	Page 44

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Net loss as reported	($164,443)	($56,084)	($204,164)	($53,272)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	168,028	65,500	199,688	65,500
Deferred income tax recovery	(24,850)	(17,938)	(61,031)	(29,206)
Share-based payments	943	1,850	7,375	8,295
Loss from investment in derivatives and marketable securities	925	604	4,704	2,600
Write-down (recovery) of mineral inventory	1,316	(87)	2,329	(153)
Inventory loss due to Republic Chapter 11 bankruptcy	7,520	—	7,520	—
Primero acquisition costs	16	—	4,893	—
Adjusted net loss	($10,545)	($6,155)	($38,686)	($6,236)
Weighted average number of shares on issue - basic	193,669,968	165,724,767	183,650,405	165,293,893
Adjusted EPS	($0.05)	($0.04)	($0.21)	($0.04)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2018	December 31, 2017
Current Assets	$166,274	$170,658
Less: Current Liabilities	(58,137)	(54,375)
Working Capital	$108,137	$116,283
Available Undrawn Revolving Credit Facility	55,031	8,782
Available Liquidity	$163,168	$125,065

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2018 Annual Report	Page 45

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2018.

Management excluded from its assessment the internal controls, policies and procedures of Primero, which the Company acquired control on May 10, 2018. Primero’s total assets, net assets and total revenues on a combined basis constitute approximately 39%, 53%, and 34%, respectively, of the consolidated financial statement amounts as of December 31, 2018. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

With the exception of the internal controls of Primero, there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 22, 2019 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and

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mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2018, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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